

Mail Stop 3628

June 19, 2007

<u>VIA FACSIMILE: (213) 621-5396</u>

Jonathan L. Friedman, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
300 South Grand Avenue
Los Angeles, California 90071

Re: Springhill Lake Investors Limited Partnership
         Schedule 13E-3 – File No. 5- 43379 filed March 12, 2007
         Schedule 14D-9 - File No. 5- 43379 filed March 12, 2007
         <u>Schedule TO-T - File No. 5-43379 filed March 12, 2007</u>

Dear Mr. Freidman:

        We have reviewed your filings and have the following comments.

<u>Summary of independent Appraisal, page 15</u>

1. We note your statement "or limitations imposed (if any)." Please disclose any limitations
    that were imposed. If no limitations were imposed, include an affirmative statement to that
    effect.

<u>Factors in Favor of Fairness Determination, page 16</u>

2. We note your response to prior comment 22. We are unable to locate a discussion of
    liquidation value. Please revise to include a discussion of liquidation value, including
    quantification.

3. We note your response to 25. It is unclear how you have addressed the conflicts of interest
    with respect to your discussion of procedural fairness.

*   *   *   *

        As appropriate, please amend your filings in response to these comments. You may wish
to provide us with black-lined copies of the amended filings to expedite our review. Please
furnish a cover letter with your amended filing that keys your responses to our comments and

provides any requested supplemental information and file such letter on EDGAR. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.

      If you have any questions please contact me at (202) 551-3345 or by facsimile at (202) 772-9203.

Very truly yours,

Michael Pressman
Special Counsel
Office of Mergers and Acquisitions